April 16, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	ING U.S., Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 5, 2013
File No. 333-184847

Dear Mr. Riedler:

This letter responds to the comments set forth in the letter, dated April 10, 2013, to Bridget M. Healy, Executive Vice President and Chief Legal Officer of ING U.S., Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amendment to the registration statement (“Amendment No. 3”) on Form S-1 filed with the Commission on April 5, 2013.

We have addressed the comments in the Staff’s April 10, 2013 letter by reproducing each comment below in bold text and providing the Company’s response immediately following. We have also provided supplemental information as requested or where we believe it is appropriate to the response.

We are delivering with this letter a copy of Amendment No. 4 to the registration statement, filed on the date hereof (“Amendment No. 4”), which shows the changes we have made in response to the Staff’s comments as well as other revisions. As a result of the revisions to Amendment No. 4, some page references have changed. The page references in the comments refer to page numbers of Amendment No. 3 and the page references in the responses refer to page numbers in Amendment No. 4 unless indicated otherwise. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 4.

Amendment No.3 to Registration Statement on Form S-1

Risk Factors, page 17

1.	Comment: Please expand this risk factor to provide a brief explanation of the purpose and potential effect of the Volcker Rule.

Response: We have revised Amendment No. 4 to provide the requested disclosure. Please see pages 48 to 49.

Underwriting, page 328

2.	Comment: Please refer to your response to Comment 10, in which you state on page 329 that “[b]ecause of the relationship between the Selling Stockholder and ING Group, on the one hand, and the Company, on the other hand, the Selling Stockholder and ING Group may be deemed to be ‘underwriters’ of the offering for purposes of the Securities Act.” It is not sufficient to state that the Selling Stockholder and ING Group “may be deemed” to be underwriters. Please revise this section to affirmatively state that the Selling Stockholder and ING Group are deemed to be underwriters.

Response: We have revised Amendment No. 4 to provide the requested disclosure. Please see page 338.

Exhibit 5.1

3.	Comment: Please file an executed legal opinion with your next amendment.

Response: We confirm that we will file an executed legal opinion as an exhibit to a subsequent pre-effective amendment to the registration statement.

4.	Comment: The executed legal opinion may not be subject to any unacceptable assumptions, concern facts that are readily ascertainable, or cover matters that appear to be essential to rendering the opinion given. For example, refer to certain assumptions that the company’s certificate of incorporation has been duly filed with the Secretary of State of Delaware, the terms of the sale of the Primary Shares have been duly established in conformity with the company’s certificate of incorporation, and the Primary Shares have been duly issued. Please revise the legal opinion to remove all assumptions or qualifications that are inconsistent with the staff’s views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The form of legal opinion has been revised to reflect the fact that, since the time that the form of the legal opinion was first filed as an exhibit to the registration statement, the Company’s Amended and Restated Certificate of Incorporation has been filed with the Secretary of State of the State of Delaware and has become effective, and that certain of the assumptions contained in the previously filed form of the legal opinion have become no longer necessary to render the counsel’s opinion as to the validity of the shares.

Please contact me at 212-309-8200 if you wish to discuss our responses to the comment letter.

Sincerely, /s/ Bridget M. Healy
Bridget M. Healy Executive Vice President and Chief Legal Officer